

Omar Kaczmarczyk

Managing Director at LongTale, LLC

Greater Los Angeles Area

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LongTale, LLC

 Wayne State University

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 500+ connections

Over 35-years in the motion picture production and international distribution business, and a key proponent of market segmented licensing rights for exhibition platforms and formats. Please see my entries on Google.com and on IMDbPro.com for more information. Specialties: International distribut...

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Experience

LongTale, LLC
13 yrs 8 mos

○ **Producer**
Oct 2005 – Present · 13 yrs 2 mos

○ **Managing Director**
Apr 2005 – Present · 13 yrs 8 mos

Producer
Quackers Entertainment, LLC
Oct 2004 – Present · 14 yrs 2 mos

Education

Wayne State University
Philosphy
1964 – 1965

Worked on Detroit docks (union) while attending school.

Montieth College at Wayne State University
Earned the right to become autodidactic

Skills & Endorsements

Film · 99+

Endorsed by **Sandi Love and 17 others who are highly skilled at this**

Endorsed by **7 of Omar's colleagues at LongTale, LLC**

Entertainment · 99+

Endorsed by **Sandi Love and 11 others who are highly skilled at this**

Endorsed by **5 of Omar's colleagues at LongTale, LLC**

Television · 96

Endorsed by **mark r harris and 7 others who are highly skilled at this**

Endorsed by **6 of Omar's colleagues at LongTale, LLC**

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Recommendations

Received (3)   Given (10)

Dr Jodi Nelson-Tabor
Creative Consultant
Empowering the Next
Creative Economy Leaders
August 21, 2010, Dr Jodi
reported directly to Omar

Mr. Kaczmarczyk is a legend, and amazing, ambitious, resourceful person who makes things happen. With over 30+ years in the business, traveler of the world, peacemaker and innovator of technique and business innovation, he is a partner any filmmaker or entertainment entitiy would want to be in business in. His charming personality and deep intellect shines amongst the best. There's a reason he's been in Hollywood and a mainstay. He is my friend, my mentor and great person.

Robert Schubring
Partner at Wonder
Transmedia
September 23, 2009, Omar
worked with Robert in the same
group

Omar has the rare combination of a one-track mind and a vastly diverse range of interests, which usually are mutually-exclusive personality traits. Never demand a yes-or-no answer from him in the first five minutes of a conversation...because three seconds later, he'll come up with a wildly creative suggestion that gets you most of what you want, for one-third what you were expecting to spend, and solves your problem in a way that leaves you slack-jawed and wondering, "How did he think of that?" Omar supplied production funding advice to more than 140 film projects for a reason: People who knew him, realized he would sit dead still for five minutes looking like a total grouch while being told their problems, then dream up the idea that made their project workable.

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